UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-38307

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RETO ECO-SOLUTIONS, INC.
(Registrant’s name)

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X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

ReTo Eco-Solutions, Inc., a British Virgin Islands business company, is filing this Report on Form 6-K to provide its proxy statement for its 2025 annual general meeting of shareholders.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Proxy Statement for 2025 Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.
Dated: November 21, 2025	By:	/s/ Xinyang Li
Xinyang Li
Chief Executive Officer

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